TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072   Fax:  (780) 930-7073

May 17, 2005

NASD OTCBB Trading Symbol: TITAF

TSX Venture Trading Symbol: TTA

TITAN TRADING ANALYTICS INC. OPENS NEW PROPRIETARY TRADING DIVISION

Titan Trading Analytics Inc. ("Titan") is pleased to announce it has entered into an agreement with Joseph Vaccarello, III whereby Mr. Vaccarello will open and manage Titan’s new Proprietary Trading Division ("PTD") located in Titan’s office in West Palm Beach, Florida.

Mr. Vaccarello will assemble a team of experienced traders with proven track records who will trade liquid large cap New York and Nasdaq stocks. Titan will provide the traders with access to trading funds and the use of Titan’s Order Processing Software ("TOPS").

Mr. Vaccarello graduated from Penn State University in 1989 with a degree in Finance. He has been successful over the last 13 years in the trading industry with a focus on position trading. For 10 of these 13 years, he has traded his own funds, typically holding position trades for 1 to 3 days. His past work experience includes managing a 10-person trading desk at Schonfeld Securities in Florida and participating as a limited partner for 4 years at Roy Brothers Trading LLC. For additional information on Schonfeld, refer to the "Last Man Standing" article in Forbes Magazine, May 2005 issue.

On behalf of Titan, Philip Carrozza states: "We are excited that Joseph Vaccarello, with his proven track record and experience, has decided to join Titan to manage our new Proprietary Trading Division. This division is expected to provide an excellent structure for Titan to generate revenue with its TOPS software."

Mr. Vaccarello, after spending the last month at Titan’s trading office at West Palm Beach, states: "The trader is always looking for an edge. The transition from manual trading to greybox trading is a reality in the trading world. By joining Titan I am pleased to have the opportunity to work with its state-of-the-art greybox software."

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.